PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

13 August 2007

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

Dear Sirs,

GKN plc

- **Director/PDMR Shareholding**

For your information I enclose a copy of the above announcement, released to the London Stock Exchange on August 10.

Yours faithfully,

S. De Ritter

Sandie De Ritter

Enc

dlw 8/22

Regulatory Announcement

Company	GKN PLC
TIDM	GKN
Headline	Director/PDMR Shareholding
Released	14:39 10-Aug-07
Number	PRNUK-1008

GKN plc

Notification of Transactions by Persons Discharging Managerial Responsibilities

On 10 August 2007, the following Executives of GKN plc (the `Company') (each a PDMR) received, at nil cost, a number of 50p ordinary shares of the Company, as detailed in the table below, on the vesting of an award granted to them on 10 August 2004 under the GKN Bonus Co-Investment Plan.

The relevant number of these shares were sold on 10 August 2007 (as set out below), to meet their tax and social security withholding liabilities.

Name of PDMR	Number of shares received	Number of shares sold (at 328.8818p per share)	Net balance of shares retained by individual
Marcus Bryson	12,828	5,271	7,557
Arthur Connelly	17,578	7,222	10,356
Maureen Constantine	12,952	5,322	7,630
Grey Denham	16,356	6,720	9,636
Andrew Reynolds Smith	17,578	7,222	10,356
Walter Rohregger	12,742	6,893	5,849
Martyn Vaughan	13,340	5,482	7,858

This information was received by the Company on 10 August 2007.

This notification is being made in accordance with DTR3.1.4R(1)(a).

Grey Denham

Company Secretary

10 August 2007

END

82 - 3204

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